                                                                    EXHIBIT 99.1



[VIVENDI UNIVERSAL LOGO]



IMPORTANT NOTE TO READERS: THIS RELEASE PROVIDES AND INCORPORATES ADDITIONAL FINANCIAL INFORMATION NOT AVAILABLE FROM VIVENDI ENVIRONNEMENT AT THE TIME VIVENDI UNIVERSAL ISSUED ITS SECOND QUARTER RESULTS ON JULY 23, 2001.

THE ADDITIONAL INFORMATION PROVIDED IN THIS RELEASE INCLUDES: TOTAL VIVENDI UNIVERSAL FIRST HALF 2001 EBITDA, NET INCOME AND EARNINGS PER SHARE RESULTS.

THIS RELEASE ALSO CONTAINS PREVIOUSLY ANNOUNCED FIRST HALF 2001 EBITDA RESULTS FOR VIVENDI UNIVERSAL'S MEDIA AND COMMUNICATIONS BUSINESSES AND TOTAL REVENUES FOR VIVENDI UNIVERSAL.



                        VIVENDI UNIVERSAL REPORTS STRONG

                      FIRST HALF 2001 RESULTS AND PROVIDES

                             SOLID OUTLOOK FOR 2002

  STRONG OPERATING RESULTS IN FIRST HALF 2001 REFLECT STRENGTH OF BUSINESSES, LIMITED EXPOSURE TO ADVERTISING, LEADERSHIP POSITIONS IN KEY BUSINESSES AND
           RAPID PROGRESS OF INTEGRATION AND IMPLEMENTATION OF MERGER



         2001 FIRST HALF FIGURES

         - In a strong first half 2001, TOTAL EBITDA grew 42% to nearly 4 billion euros, total operating income grew 65% to 1.9 billion euros, and total revenues increased 11% to 26.4 billion euros versus pro forma(1) results for the first half of 2000.

         - CURRENT INCOME(2): 1.42 billion euros compared to 942 million euros (Vivendi) for the first half of 2000

         - NET INCOME, before goodwill amortization, reached 1.1 billion euros or 0.97 euros per share, with a lower contribution of exceptional items compared to 2000

         2001 YEAR

         - Despite the current environment, the group will reach its previously stated revenue and EBITDA objectives for the 2001 full year.

PARIS, SEPTEMBER 25, 2001 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] announced today that for the first half of 2001 ended June 30, EBITDA (earnings before interest, taxes, depreciation and amortization) grew 42% to nearly 4 billion euros, operating income increased 65% to 1.9 billion euros, and revenues increased 11% to 26.4 billion euros versus pro forma(1) results for the first half of the prior year. Compared to actual first half 2000 results, EBITDA grew 54%, operating income increased 64%, and revenues increased 36% in first half 2001. The strong results across all of the company's businesses were driven by a focus on day-to-day management and strong performance in every operation. The day-to-day management focus has resulted in the creation of synergies and improved performance.

----------

         (1) Pro forma results illustrate the effect of the merger between Vivendi, Seagram and Canal+ and exclude Sithe and France Loisirs (which were not consolidated in 2001)

         (2) Current income: operating income, before goodwill amortization and after financial expense and provisions

                       KEY HIGHLIGHTS FOR FIRST HALF 2001

MEDIA AND COMMUNICATIONS: Operational performances of Media and Communications have been very strong during the first half of 2001, despite the economic slowdown. During the first half of 2001, Vivendi Universal achieved three-quarters of its full year target of incremental EBITDA. First half revenues reached 12.4 billion euros, up 15%(1) (up 11%(1) excluding Maroc Telecom), and first half EBITDA reached 2.2 billion euros, up 77% (62% excluding Maroc Telecom.) Operating income increased 184%, nearly tripling, to 946 million euros (up 145% excluding Maroc Telecom.). The media and communications sector also delivered very strong operating margins: EBITDA margin increased from 11% to 18%, and operating income margin jumped from 3% to 8%.

ENVIRONMENT: Despite the slowdown in the economy, particularly in the U.S., which has negatively impacted all U.S. activities that are focused on industrial clients, such as water and waste management, the company has seen growth in these segments, and the results are in line with the company's expectations. For the first half of 2001, revenues were up 11% to 13.9 billion euros; EBITDA was up 12% to 1.76 billion euros; operating income was up 13% to 0.97 billion euros.

BELOW OPERATING INCOME RESULTS: After 339 million euros of interest expense and 128 million euros of other financial provisions, current income (operating income less financial expense and provisions) stands at 1.42 billion euros, up 51%. The company's effective tax rate in the first half of 2001 was 32%. In the first half of 2001, the company recorded net exceptional income of 1.2 billion euros, versus 1.8 billion euros in the first half of last year.

The company reported net income, before goodwill amortization, of 1.1 billion euros or 0.97 euro per share for the first half of 2001.

NET DEBT: After the proceeds of the company's spirits and wine divestiture, the pro forma Media and Communications net debt will approximate 8.6 billion euros. Of this amount, 1.3 billion euros relates to the acquisition of Vivendi Universal shares from the Bronfman family, accounted for as long-term investments, and 1.8 billion euros reflects the cancellation of 22 million treasury shares at the end of June 2001 (those shares are, therefore, no longer accounted for as treasury investment, and no longer deducted from net debt). In addition, 1.2 billion euros reflects the 2000 dividend payment. Media and Communications net debt is estimated to be 1.7 times EBITDA in 2001.

FREE CASH FLOW: Operating cash flow from operations in Media and Communications has, for the first time, covered 100% of capital expenditures on tangible assets. For the first half 2001, operating free cash flow was more than 500 million euros (excluding environment), despite seasonality impacts at Canal+ and Vivendi Universal Publishing. For the first time, also, cash flow is breaking even after financial costs, taxes and restructuring costs.

----------

(1) Excluding Universal Studios Group (USG) Filmed Entertainment

                                  CEO COMMENTS


"Over the past two weeks, we have been focused on providing help to the thousands of families affected by the terrorist attacks in the U.S. on September
11. At the same time, we have taken steps to ensure the safety and well-being of our employees and their families worldwide," said Jean-Marie Messier, Chairman and Chief Executive Officer of Vivendi Universal. "Our employees in all locations have been tremendously supportive of their colleagues in the areas most affected, and through their energy and dedication they have made sure that our businesses - in NY, in particular, and around the world - continue to operate as usual.

"Should the recent tragedy result in further period of uncertainty and maybe recession, Vivendi Universal will continue to deliver growth and will benefit from strong defensive qualities:

         -        very limited exposure to advertising revenues (1%)

         -        huge portion of subscription revenues (44%)

         -        restructuring benefits (Canal+)

         -        non-cyclical content activities (education)

         -        income from its environment business

"Looking ahead to the second half of 2001, we will continue to focus on executing the strategies of the merger; driving revenue synergies; implementing necessary reorganizations and restructurings; and increasing our distribution reach through partnerships and alliances. We have the opportunity to drive revenue synergies through the integration of Houghton Mifflin, for example, and the recently launched Universal Mobile Music. We will focus on the reorganization and restructuring of Canal+. And we will focus our resources toward online music initiatives - including pressplay - with the goal of making our music more accessible through additional distribution agreements.

"Despite the current environment, we will reach all our previously stated revenue/EBITDA objectives for the 2001 year. I continue to express my confidence in achieving our more than 10%(1) revenue growth targets for 2001 and our more than 35% EBITDA growth (versus the company's October 2000 guidance) at a constant asset base. This, combined with some extensions in the company's asset base (i.e., Maroc Telecom and Houghton Mifflin), should result in full-year Media and Communications EBITDA slightly north of 5 billion euros. In the current environment, giving a 2002 target would not be meaningful, and we have yet to complete our 2002 budget and plan process. Before the recent tragedy, market consensus for 2002 EBITDA was not far from 6 billion euros. Despite the events, looking at the trends of our businesses and our defensive qualities, we are currently very comfortable with this expectation."



----------

(1) Excluding USG Filmed Entertainment

                            2ND HALF 2001 HIGHLIGHTS

- MUSIC: Major releases scheduled for the fourth quarter include: Bee Gees (hits compilation), Sting (Live), Elton John, Enrique Iglesias, The Cranberries, Andrea Bocelli, Mylene Farmer, among others. The launch of pressplay, an on-demand music online consumer-friendly subscription service, is expected in the second half of 2001. The company has also launched a mobile telephony service, "Universal Mobile Music" (UMM) to be offered to young users in the French market. UMM is an additional low-cost marketing platform for UMG that will generate new revenues with a scalable concept outside France.

- PUBLISHING: The company expects a very strong second half with the acquisition of Houghton Mifflin. Vivendi Universal also has experienced an excellent back-to-school season in many countries, in particular France, Spain and Brazil. In the games business, the company had a huge success with the launch of Diablo II expansion pack, and Half Life, Empire Earth and a new version of Crash Bandicoot will be released by year-end.

- TV & FILM: The company continued its number-one box office streak with three additional box office hits in the third quarter, including Jurassic Park III and American Pie II. Additionally, the company has a strong video release schedule planned for the fourth quarter, including Dr Seuss' How The Grinch Stole Christmas, Jurassic Park III and The Mummy Returns. Canal+ France has successfully launched a new programming grid: prime time audiences are up 40%; costs are down 23%. Overall subscriptions growth is expected to accelerate, with 16.4 million subscriptions expected at year-end. Following the restructuring of Canal+, regulatory approvals are expected in the fourth quarter in Italy and Poland.

- TELECOMS: SFR (Mobile) registered 500,000 subscriptions over budget as of September year-to-date, with more than 40% market share of net additions in July and August. ARPU (average revenue per user) is slightly up. Thanks to the take-off of SMS and reduced subscription acquisition costs (SAC), EBITDA and operating income targets for fiscal year 2001 are on track. With the increase of SMS, the launch of UMM, and the beginning of GPRS mass market, mobile is on track to become a media that delivers data and content via direct access to customers.

- INTERNET: Vizzavi, the company's multi-access Internet portal, has registered 3.1 million users. The service is now available in France, the U.K., the Netherlands, Germany, Greece, Italy and Portugal, with Spain expected to join in October. The company's take-off will also be significantly enhanced with the development of a unified messaging system, instant messaging services and the enrichment of content. The target is 10 million registered users within 12 months.

                                  2002 OUTLOOK

         MUSIC: 2002 may prove to be challenging for revenue growth, but thanks to our strong worldwide leadership, EBITDA should grow higher than revenues. The introduction of anti-piracy CD software, the development of pressplay and the success of offers, such as UMM, will show the path of future significant revenue streams.

         PUBLISHING: After the sale of the B-to-B activities and the improved competitive position in education, Publishing should experience, in 2002, solid growth and better margins due to restructuring and cost cutting. Overall, publishing will have a less advertising exposed year and strong outlook. Games should have an outstanding year, with strong growth coming from new releases.

         TV & FILM: While we are comfortable with the 2002 slate, we will benefit from the carryover impacts of our 2000 and 2001 film slates as they go through the ancillary revenue windows of Video, DVD and Pay TV. Film EBITDA is, therefore, likely to remain strong. Pay TV, which is subscription-driven, will remain resilient even in a recession environment. Restructuring efforts should continue in France, Benelux and Nordic countries and will be reinforced in Italy and Poland following the mergers of the platforms, producing a significant leverage on EBITDA contribution (on like-to-like basis) for 2002/2003. Growth of the digital subscriber base should also continue to be strong.

         TELECOMS: At the end of 2001, we will have more customers than expected. Decreased acquisition costs, increased ARPU, and controlled churn will continue in 2002. Benefits of the strong growth of data through well-established SMS, as well as the beginning of GPRS services, plus new offers such as UMM, should also have a positive impact. The delay in UMTS will strengthen 2002/2003 cash flow.

         INTERNET: The company continues to limit its investments and reduce EBITDA losses thanks to restructuring and focus efforts to strengthen worldwide audience and to introduce subscription-driven offers, Vizzavi is expected to emerge in 2002 as a pan-European multi-access portal, driven by GPRS expansion.

Vivendi Universal is the right investment case in 2002, not only for media investors, but for all performance and financial value-driven investors. And this is for the following reasons:

         - Low EV (enterprise value) and EBITDA multiples compared to peers, despite the company's higher growth and greater resilience to economic downturn

         -Current operational multiples at the level of many mature industry multiples

         -Benefits of ongoing restructuring (leverage on EBITDA)

         -Important recession-proof portion of revenues (44% in subscriptions, education) and the absence of advertising exposure

On top of that, the group will report full US GAAP on a quarterly basis in 2002.

IMPORTANT NOTICE REGARDING FINANCIAL REPORTING

The financial information presented has been prepared in accordance with accounting principles generally accepted in France (French GAAP). To further enhance comparability, revenues, EBITDA and operating income by business segment has also been presented on a pro forma basis, which illustrates the effect of the merger between Vivendi, Seagram and Canal+ (excluding the results of the acquired Seagram spirits and wine operations which is included as a component of exceptional items), and exclude Sithe and France Loisirs (which were not consolidated in 2001)). Vivendi Universal EBITDA is defined as operating income before depreciation, amortization, restructuring activities and other one-time items. Vivendi Universal EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies. We believe that pro forma results represent meaningful comparative information for assessing earnings trends because the pro forma results include comparable operations in each year presented. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2000.

PRESS CONFERENCE CALL AND ANALYST CALL ON OPERATING RESULTS

The company's operating results press conference call can be heard live on the Internet at 3:00PM (Paris Time), 2:00PM (London time) and 9:00AM (New York Time) on Tuesday, September 25.

To listen to the call via the web, visit http://www.vivendiuniversal.com/events/en/.

The company's operating results analyst conference call can be heard live on the Internet at 5:00PM (Paris Time), 4:00PM (London Time) and 11:00AM (New York
Time) on Tuesday, September 25. To listen to the call, visit Vivendi Universal's financial website: http://finance.vivendiuniversal.com.

VIVENDI UNIVERSAL - COMPANY DESCRIPTION

Media and Communications and Environmental Services: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The Music business is conducted though Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights in 63 countries worldwide. The Publishing business is a worldwide content leader in its core markets: education/literature, games, and healthcare information. It provides content across multiple platforms, including print, multimedia, in the wired Internet and to PDAs via WAP (Wireless Application Protocol) technology. The TV and Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay-TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The Internet business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. Vivendi Environnement is a 63-percent effectively owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

The Company's corporate website is located at http://www.vivendiuniversal.com. The Company's financial website is located at http://finance.vivendiuniversal.com.



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
IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.

                                       ###

EDITOR'S NOTE: Tables for the company's financial results follow.

CONTACTS:

MEDIA RELATIONS:

PARIS
Antoine Lefort
011-33-1-71-71-1180
Alain Delrieu
011-33-1-71-71-1086

NEW YORK
Anita Larsen
212.572.1118
Mia Carbonell
212.572.7556


INVESTOR RELATIONS:

PARIS
Ariane de Lamaze
011-33-1-71-71-1084

NEW YORK
Eileen McLaughlin
212.572.8961




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
TABLE 1 - FRENCH GAAP ACTUAL RESULTS

                                VIVENDI UNIVERSAL

              (Amounts in millions of euros, except per share data)
                                   (Unaudited)

                                                                          FIRST HALF
                                                                            ENDED
                                                                        JUNE 30, 2001
                                                                        -------------
REVENUES                                                                  E  26 443

EBITDA                                                                        3 975
     Depreciation and amortization                                           (1 988)
     Other                                                                      (98)
                                                                          ---------
OPERATING INCOME                                                              1 889
Financial expense                                                              (339)
Financial provisions                                                           (128)
                                                                          ---------
CURRENT INCOME                                                                 1422
Exceptional items                                                              1247
Depreciation, amortization and provisions on exceptional items                   (9)
Goodwill amortization                                                        (1 081)
                                                                          ---------
INCOME BEFORE INCOME TAXES, EQUITY INTEREST AND MINORITY INTEREST             1 579
Income taxes and deferred tax                                                  (557)
Equity in net losses of affiliates                                             (245)
Minority interest                                                              (755)
                                                                          ---------

NET INCOME                                                                E      22
                                                                          =========

NET INCOME BEFORE GOODWILL AMORTIZATION                                   E   1 052
                                                                          =========

EARNINGS PER SHARE - BASIC

     Before goodwill amortization                                         E    0,97

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC (millions)
     French GAAP                                                             1081,3




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
TABLE 2 - BUSINESS SEGMENT DATA

                                VIVENDI UNIVERSAL
                         (Amounts in millions of euros)
                                   (Unaudited)

                                                             FIRST HALF ENDED JUNE 30,
                                                     2001            2000            2000
                                                     ----            ----            ----
                                                   (Actual)      (Actual) (a)   (Pro Forma) (b)
   REVENUES

           Music                                   E  2 986        E     --        E  2 933
           Publishing                                 1 611           1 625           1 569
           TV & Film                                  4 325           1 952           4 092
           Telecoms                                   3 478           2 465           2 465
           Internet                                      46              15              15
                                                   --------        --------        --------
                      Media & Communications         12 446           6 057          11 074
                      Environmental Services         13 940          12 527          12 527
                      Non-Core Businesses                57             830             121
                                                   --------        --------        --------
   TOTAL VIVENDI UNIVERSAL                         E 26 443        E 19 414        E 23 722
                                                   ========        ========        ========
   EBITDA

           Music                                   E    451        E     --        E    389
           Publishing                                   223             170             201
           TV & Film                                    598             233             292
           Telecoms                                   1 136             603             554
           Internet                                     (88)            (60)            (60)
           Holding and Corporate                       (115)           (104)           (127)
                                                   --------        --------        --------
                      Media & Communications          2 205             842           1 249
                      Environmental Services          1 765           1 582           1 582
                      Non-Core Businesses                 5             157             (38)
                                                   --------        --------        --------
   TOTAL VIVENDI UNIVERSAL                         E  3 975        E  2 581        E  2 793
                                                   ========        ========        ========
   OPERATING INCOME (LOSS)

           Music                                   E    234        E     --        E    187
           Publishing                                   150             116             147
           TV & Film                                    123               2             (53)
           Telecoms                                     706             281             273
           Internet                                    (103)            (72)            (64)
           Holding and Corporate                       (164)            (96)           (158)
                                                   --------        --------        --------
                      Media & Communications            946             231             332
                      Environmental Services            967             858             858
                      Non-Core Businesses               (24)             62             (46)
                                                   --------        --------        --------
   TOTAL VIVENDI UNIVERSAL                         E  1 889        E  1 151        E  1 144
                                                   ========        ========        ========

         (a) Certain 2000 amounts have been reclassified to conform with the current year presentation.

         (b) Pro forma results illustrate the the effect of the merger between Vivendi, Seagram and Canal+, exclude France Loisirs and Sithe (which were not consolidated in 2001).




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